BARNETT & LINN ___________ ATTORNEYS AT LAW	23945 CALABASAS ROAD, SUITE 115 CALABASAS , CALIFORNIA 91302 TELEPHONE (818) 436-6410 FAX (818) 223-8303 wbarnett@wbarnettlaw.com

September 8, 2011

Kevin Dougherty

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Re:

Cascade Springs, Ltd. (“Registrant”)

Amendment No. 1 to Registration Statement on Form S-1

Filed on June 13, 2011

File No.  333-174872

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”).  The Amendment No. 1 has been revised in accordance with the Commission’s July 11, 2011 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Form S-1

General

1.

In accordance with your comment we have tried to provide page references to all responsive disclosure in the marked version, where appropriate.

2.

In response to your comment no. 2, please be advised as follows:

(a)

The registration statement was physically prepared by Barnett & Linn Attorneys at Law (formerly the Law Offices of William B. Barnett).

(b)

The sources relied on in drafting the prospectus were Mr. Delahunte, Mr. Sawatsky, the geologist reports, review of prior and similar registration statements filed with the SEC and consultations with other legal colleagues.

(c)

The business plan was developed by Mr. Delahunte and Mr. Robert Sawatsky, a consultant and friend of Mr. Delahunte.

September 8, 2011

Re:  Cascade Springs, Ltd. (“Registrant”)

(d)

Mr. Delahunte was a founder of the Company and has been a director and CEO since the Company’s incorporation in January 2010.  He was assisted by Mr. Robert Sawatsky in setting up the corporation and putting an overall plan together.

(e)

Mr. Delahunte has been to the May and Montana de Oro properties in person.   Although Mr. Gano is familiar with the area he has not visited either property.  The May claims were visited numerous times at the end of September 2010 as they were staked at that time by Mr. Delahunte.  They were visited on February 5th and 6th 2011 as well as April 2nd and 3rd 2011.    The Montana Del Oro claims were visited by Mr. Delahunte on March 12 of 2011 and June 4th of 2011.

3.

In response to your comment we confirm that Mr. Delahunte did not agree to purchase Cascade Springs’ shares or serve as an officer or director of Cascade Springs at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity.  Further, we confirm that Mr. Delahunte has no such present intention.

4.

In response to your comment, Mr. Delahunte has been involved in the mining industry in part for some 29 years and it follows that he thought about owning and managing a mining enterprise.  The interest in controlling a mining enterprise began for Mr. Delahunte in 2007 when the price of precious metals started to rise and activity in the Nevada mining community increased.  With his friend Mr. Sawatsky offering to help with the “going public” process he decided that now would be a good time to develop such mining enterprise.

5.

In response to your comment, to the best of our knowledge, neither Messer’s. Delahunte, Gano, Barnett, Sawatsky or Watson has any experience in “the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission.”

6.

In response to your comment, to the best of our knowledge, none of the individuals identified in our response to your comment No. 5 above, has had any “experience in the past ten years related to any start-up mining or other new company which, shortly thereafter (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves.”

September 8, 2011

Re:  Cascade Springs, Ltd. (“Registrant”)

Prospectus Summary, page 3

Description of Business, page 3

7.

In response to your comment, we have expanded the disclosure on page 9 relating to the reasons for pursuing exploration of the claims owned by the Company.

8.

In accordance with your comment we have added the disclosure requested on page 3.

Manner of Sale, page 3

9.

In accordance with your comment we have revised the disclosure on page 3 to reflect the sale by Selling Stockholders “at a fixed price of $0.05 per share…”

Risk Factors, page 4

We will need additional financing to expand our business plan, page 4

10.

In accordance with your comment we have revised this risk factor on page 4 and 5 to detail various operational costs to the Company.

We have no proven reserves, page 4

11.

In response to your comment we thank you for pointing out the use of “South Mountain” which is a term only used by Company personnel.  And in accordance with your comment we have removed such term on page 5.

If we are unable to hire and retain key personnel, we may not be able to implement our business plan, page 5

12.

In accordance with your comment we have expanded the disclosure on page 6 to include the percentage of time that Mr. Gano devotes to the business of the Company.

Description of Business, page 8

General, page 8

13.

In response to your comment we apologize for any confusion we may have caused.  Mr. Watson is the President and Chief Geologist for Advanced Geologic Exploration, Inc.   We have included “Charles P. Watson”, the president of Advanced, on page 9 to be consistent with Exhibit 23.3.

September 8, 2011

Re:  Cascade Springs, Ltd. (“Registrant”)

Properties, page 9

14.

In accordance with your comment we have added disclosure to the first paragraph under “Properties” on page 9, to clarify the acquisition of the Montana de Oro claims. The Company has no other relationship with Advanced Geologic Exploration, Inc. (“Advanced”) other than as a customer.

Description of Property, page 11

15.

The Company’s corporate office is located at 2351 N Bannavitch, Pahrump, NV, 89060 which is Mr. Delahunte’s home of which a room is dedicated as an office.  The previous address is a place where the company could send mail to.  Disclosure has been revised accordingly on the cover page and on page 11.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Plan of Operations for the Next Twelve Months, page 17

16.

In accordance with your comment we have expanded and revised the disclosure on page 17.

Directors, Executive Officers, Promoters and Control Persons, page 19

17.

In accordance with your comment, we have expanded the disclosure for Mr. Delahunte on page 19.

18.

In accordance with your comment, we have expanded the disclosure for Mr. Gano on page 19.

Executive Compensation, page 20

19.

In accordance with your comment we have revised the table to confirm with Item 402(n) of Regulation S-K on page 20. Please note that Mr. Gano has only been an officer and director of the Company since March 2011.

Plan of Distribution, page 25

20.

In accordance with your comment we have eliminated the reference to “Empire” on page 27 and 28.

Legal Matters, page 29

21.

In accordance with your comment we have added disclosure in accordance with item 401(f) of Regulation S-K on page 20.

September 8, 2011

Re:  Cascade Springs, Ltd. (“Registrant”)

Financial Statements, page 30

22.

In accordance with your comment we have included the Registrant’s financial statements for the three months ended June 30, 2011.

Notes to the Financial Statements

Note 2 – Summary of Significant Policies, page F-7

Going Concern, page F-7

23.

In accordance with your comment we have corrected the working capital deficit account for March 31, 2011 which should have been $1,143.

Exhibit 3.2

24.

In accordance with your comment the document in question was inadvertently incorrectly titled.  A corrected copy of the Bylaws has been attached as Exhibit 3.2(a).

Exhibit 5.1

25.

In accordance with your comment we have included the Opinion of Counsel as Exhibit 5.1 to the registration statement.

Engineering Comments

Description of Business, page 8

26.

In accordance with your comment and as supplemental information we have transferred to a CD the geology report for the Montana de Oro claims and sent it by FedEx directly to the attention of Mr. John Coleman, Engineer.  For further technical information Mr. Coleman may call Mr. Delahunte at (775) 846-3664.

27.

In response to your comment, the samples collected for the reconnaissance exploration program were collected by a trained and experienced professional geologist. Sample descriptions were prepared, photographs taken and GPS positioning were determined. The samples were transported under chain of custody to ALS Minerals in Sparks, Nevada, a professional mineral testing and assaying facility. The testing result certificates were sent directly to the professional geologist, whereupon they were evaluated and incorporated into the Phase 1 reports as Appendix B. Sample preparation and analytical procedures, including minimum detection limits, are presented on the certificates. Specific assay test involved a 35-element suite that used an aqua regia digest followed by an ICP analysis. In addition, a 30 gram sample was fire assayed for gold.

September 8, 2011

Re:  Cascade Springs, Ltd. (“Registrant”)

Description of Property, page 12

28.

In accordance with your comment we include the following information:

(a)

All of the claims Cascade has are federal lode mining claims and were originally located by Advanced Geologic Exploration, then transferred to the Company via a quitclaim deed.

(b)

The Company now owns the mineral rights of the federal lode mining claims.

(c)

Each claim was properly located and filed with the appropriate regulatory agencies. The claim names, numbers filing dates are clearly presented on the Location Certificates and referred to in the Phase 1 report. Claim Location Maps clearly denote the location of the lode claims with respect to physical location to fixed geo-references.

(d)

The claims are lode claims and are exploration claims.  They are state and federal claims and unpatented claims.  The claims are neither leased nor conceited.

(e)

All of this information is stated in the geology report sent as supplemental information to Mr. Coleman, Engineer.

(f)

Annual maintenance fees will be paid by the Company prior to their expiration to secure the minerals throughout the mineral year.   The fee is $140 per claim per year due on or before August 30 of each year due to the Bureau of Land Management.  Also due is $18 per claim per year due to Esmeralda County.

29.

In accordance with your comment please be advised that there is no infrastructure on the federal lode mining claims at this time. These claims are within the “exploratory phase” and no onsite milling or processing will be conducted at this time.

30.

In accordance with your comment, we have added disclosure to the paragraph under “Title to the Montana de Oro Claims” on page 12.

31.

In accordance with your comment we have revised the paragraph under “Title to the Montana de Oro Claims” on page 12.

Exploration History, page 15

32.

We believe that in order to have full and meaningful disclosure regarding the Registrant’s business, some amount of discussion relating to the surrounding area of the registrant’s claims is necessary and reasonable.  This brief history of the area, only four short paragraphs on page 16, is imperative to add some reality to why the Registrant’s management decided to obtain mining leases in this area and not, for example, the Mohave dessert.  In fact, your comment 7 relating to the Registrant’s claims would be more difficult to justify, if we could not show the claims, albeit exploratory in nature, are at least in an area that is known to have produced gold, silver and other minerals,

September 8, 2011

Re:  Cascade Springs, Ltd. (“Registrant”)

May Claims, page 16

33.

In accordance with your comment we have included on page 18 of the Prospectus a small-scale map showing the location and access to each property.

34.

In accordance with your comment we have added disclosure to the paragraph below the table under the heading “Claims details are as follows”, on page 17.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all of your comments fairly and reasonably.  Therefore, we respectively request a prompt review and early effective date.  Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,

BARNETT & LINN

William B. Barnett

WBB: scc

cc/ Mr. Delahunte, President

CASCADE SPINGS LTD.

2351 N Bannavitch

Pahrump NV 89060

Telephone:  (702) 988-4233

September 8, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C.  20549

Re:

Cascade Springs Ltd. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed on June 13, 2011

File No.  333-174872

Gentlemen:

Please be advised that, on behalf of the Company, I hereby acknowledge the following:

(a)

the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Company’s Amendment No. 1 to Form S-1, and

(b)

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filing of its Amendment No. 1 to Form S-1 and amendments thereto, and

(c)

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

Cascade Springs Ltd.

/s/ William Delahunte

William Delahunte, President